Exhibit 99.1

ANN U A L G E NE R A L SHA R E HO LDE R S ’ M E ET I N G 2 0 2 5 1 Invitation to the Annual General Shareholders’ Meeting 2025 ON AGM 2025 2025 D R E A M O N On Holding AG ON AGM D R E A M O N

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 2 2 0 25 2024 in Reflection. Dear Shareholders, 2024 marked a special milestone for On – our 15th year in business. In human years, On is a teenager. We have moved beyond our start - up days, but we have kept the same optimism, energy, and bold spirit we had from day one. We still allow ourselves to Dream On. This past year was filled with moments that reflected the essence of On: innovation, excellence, community, and big dreams. In 2010, On was born from innovation. Our founding technology, CloudTec , redefined cushioning in running. In 2024, we took yet another massive leap forward with LightSpray . LightSpray represents a revolution in how performance footwear can be imagined and made. All at once: a brand - new material, a brand - new manufacturing technology, and a breakthrough in sustainability and design. LightSpray is a promising approach that has the potential to replace manual work with a fully automated set of industrial robots. In the future, this could enable On to produce footwear closer to consumers, at globally competitive costs, and with far greater flexibility – while minimizing customs duties and long supply chains for a growing part of our product range. As a premium brand, our customers are at the heart of everything we do. In 2024, we made significant strides to elevate the entire On experience. We improved how we deliver – getting the right product, to the right place, at the right time with greater accuracy and speed. Behind the scenes, we implemented cutting - edge technology to ensure faster, more helpful, and more personal customer service. In addition, our fans can now experience the On brand in over 50 brand stores globally, offering spaces that invite people to connect, discover, and move . 2024 was also a significant year for On’s apparel business, with elevated collections and brand - building campaigns centered around Zendaya and our entry into the training category. In footwear, we launched a new blockbuster with the Cloudtilt, as well as the next generation of some of our most beloved products, the Cloudmonster 2 and the Cloudrunner 2 – providing performance and comfort for athletes and everyday runners alike. Our global brand came to life in powerful new ways. We welcomed Zendaya to On Labs in Zurich, and her inspiring air - tennis moment with Roger Federer showcased the unique intersection of sport, creativity, and culture that defines On. We will forever remember the magical days and nights of the Paris Olympics. Our strong presence across the city - from our LightSpray Lab, to community activations and the new On flagship store on the Champs - Élysées, and the achievements of On’s athletes at the games who brought home seven medals, resulting in an unprecedented and pivotal moment for our brand. We are incredibly honored by the loyalty of our global community, inspired by the hard work of our teams and our partners, and humbled by the trust and support of you – our shareholders. As we close out our 15th year, we feel a deep sense of gratitude for how far we have come and an even stronger sense of excitement for what lies ahead. Thank you for being on this journey with us. The future is full of dreams – and we are more ready than ever to chase them. Dream On . Caspar, David, Olivier, Marc, and Martin The On Partners

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 3 2 0 25 Place image Invitation to the Annual General Shareholders’ Meeting Dear Shareholders, We cordially invite you to this year’s Annual General Shareholders’ Meeting of On Holding AG (the “Company”), as follows: Date and Time: Thursday, May 22nd 2025 at 2:00 p.m. CEST / 8:00 a.m. EDT Location: The Annual General Shareholders’ Meeting will be held virtually at gvmanager - live.ch/on . Participation in the Annual General Shareholders’ Meeting: Prior registration is required to participate in the virtual Annual General Shareholders’ Meeting. Please carefully review the Organizational Information starting on p. 10 of this Invitation. Best regards, David Allemann & Caspar Coppetti on behalf of the Board of Directors

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 4 2 0 25 Agenda and Motions of the Board of Directors 1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2024 Motion: The Board of Directors proposes to take note of the Annual Report and the Audit Reports and to approve the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2024. Explanations: The Annual Report for 2024, including the Audit Reports, the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG, are available at investors.on.com/financials - and - filings . In its Audit Reports, PricewaterhouseCoopers AG, the statutory auditors of On Holding AG, confirmed the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG without reservations, and accordingly, the Board of Directors proposes their approval. 2. Appropriation of 2024 Financial Results Motion: The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows: Profit carried forward from the financial year 2023 Profit for the financial year 2024 CHF 36,207,427 CHF 63,241,539 Profit carried forward CHF 99,448,967 Explanations: According to Art. 698 para. 2 no. 4 CO and the Articles of Association of On Holding AG, the General Meeting of Shareholders is responsible for passing resolutions on the appropriation of the financial results. 3. Approval of the Report on Non - Financial Matters 2024 Motion: The Board of Directors proposes to approve the report on non - financial matters of On Holding AG for 2024. The vote encompasses the information presented in the table in appendix 8 of On’s Impact Progress Report 2024. Explanations: In accordance with Art. 964a et seqq. CO, On Holding AG provides a report on non - financial matters for the financial year 2024. It provides information on its concepts and measures with regard to environmental matters, in particular the CO2 goals, social matters, employee - related matters, respect for human rights and combating corruption. The Board of Directors holds that On Holding AG’s report on non - financial matters has been established in accordance with the reporting requirements under Art. 964a et seqq. CO and, has, therefore, been approved by the Board of Directors. The report will be made available at investors.on.com/governance . 4. Discharge of the Members of the Board of Directors and of the Executive Officers Motion: The Board of Directors proposes that the members of the Board of Directors and the Executive Officers* be discharged from liability for the financial year 2024. Explanations: With the discharge of the members of the Board of Directors and the Executive Officers, On Holding AG as well as the approving shareholders declare that they will no longer hold accountable those responsible for events from the past financial year that were brought to the attention of the shareholders. On Holding AG is not aware of any facts that would preclude the full discharge of the members of the Board of Directors and the Executive Officers for the financial year 2024. 5. Re - Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors Motion: The Board of Directors proposes to the holders of Class A Shares to re - elect Alex Pérez as representative of the holders of Class A Shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026). Explanations: Art. 13 of the Articles of Association grants the holders of Class A Shares the right to be represented on the Board of Directors in accordance with Art. 709 CO. Hence, the Annual General Shareholders’ Meeting is suspended for the separate meeting of the holders of Class A Shares to appoint their candidate for their representation on the Board of Directors. Only holders of Class A Shares are entitled to vote at this separate meeting. Alex Pérez has been determined by the Board of Directors to meet the independence requirements of Rule 10 A - 3 of the Securities Exchange Act of 1934 , as amended . * The Executive Officers during the financial year 2024 were (i) On’s Co - Founders and Executive Co - Chairmen, David Allemann and Caspar Coppetti, (ii) Co - Founder and Executive Director Olivier Bernhard, (iii) Co - CEO and CFO, Martin Hoffmann, and (iv) Co - CEO, Marc Maurer .

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 5 2 0 25 6. Re - Elections of the Members of the Board of Directors Motion : The Board of Directors proposes the re - election of the below members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026 ), as follows : 1. Re - Election of David Allemann 2. Re - Election of Amy Banse 3. Re - Election of Olivier Bernhard 4. Re - Election of Caspar Coppetti 5. Re - Election of Dennis Durkin 6. Re - Election of Laura Miele 7. Re - Election of Alex Pérez Explanations: Since the term of office of the existing members of the Board of Directors ends at the completion of the 2025 Annual General Shareholders’ Meeting, they each must be re - elected by the Annual General Shareholders’ Meeting. David Allemann has been a member of the Board of Directors since 2012, Amy Banse since 2021, Olivier Bernhard since 2013, Caspar Coppetti since 2012, Dennis Durkin since 2022, Laura Miele since 2024 and Alex Pérez since 2016. Amy Banse, Dennis Durkin, Laura Miele and Alex Pérez have been determined by the Board of Directors to be independent as they have no material relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors. Dennis Durkin, Laura Miele and Alex Pérez have been determined by the Board of Directors to meet the independence requirements of Rule 10A - 3 of the Securities Exchange Act of 1934, as amended. Dennis Durkin, as chair, Laura Miele and Alex Pérez will further continue to serve as members of the Audit Committee. Information on the professional background of the members of the Board of Directors standing for re - election can be found at investors.on.com/governance . Kenneth Fox does not stand for re - election and is proposed to be replaced by a new member of the Board of Directors (refer to agenda item 7 below). We extend our sincere gratitude for his dedication and valuable contributions to the Board of Directors throughout his tenure. 7. Election of Helena Helmersson as new Member of the Board of Directors Motion: The Board of Directors proposes the election of Helena Helmersson as a new member of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026). Explanations: The Board of Directors considers the current cooperation within the Board of Directors as trust - based and efficient. At the same time, it continuously evaluates its composition and the work of its committees. With this in mind, it has seized an opportunity to further strengthen the Board’s composition and committee effectiveness through the proposed appointment of Helena Helmersson as a new member of the Board of Directors, bringing in extensive experience and a fresh perspective. Helena Helmersson has been determined by the Board of Directors to be independent as she has no material relationship with the Company that would interfere with her exercising independent judgment in carrying out the responsibilities of a member of the Board of Directors. Ms. Helmersson brings a wealth of experience from her long - standing career in the fashion industry. She served as the Chief Executive Officer of H&M Group from 2020 to 2024. She began her career at H&M in 1997 as a business controller in the company’s buying office and advanced through key leadership roles. From 2010 to 2014, she served as the Head of Sustainability, leading the company’s environmental and social initiatives. Ms. Helmersson then held the position of Global Head of Production from 2015 to 2018, overseeing the company’s sourcing and supply chain operations. Prior to becoming CEO of H&M, she served as its Chief Operating Officer from 2018 to 2020. Ms. Helmersson also serves as a board member of the digital training company Quizrr and as a chairperson of the textile recycling company Circulose. Ms. Helmersson holds a Master of Science degree in International Business from Umeå University, Sweden. Helena Helmersson’s nomination as a member of the Board of Directors as well as a member of the Nomination and Compensation Committee aims to enhance its strategic capabilities and ensure robust governance for future growth. 8. Re - Elections of the Co - Chairmen of the Board of Directors 8.1 Re - Election of David Allemann as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect David Allemann as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026). Explanations: The term of office of David Allemann as Co - Chairman expires at the end of the 2025 Annual General Shareholders’ Meeting. David Allemann is one of the Co - Founders of On and has been a member of the Board of Directors since 2012. He has been serving as its Chairman since the beginning of 2020 and as its Co - Chairman since 2021. The office of Co - Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 6 2 0 25 commitment and availability, all of which David Allemann has demonstrated in his role to date. The Board of Directors thus wishes for him to continue to exercise this function. 8.2 Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect Caspar Coppetti as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026). Explanations: The term of office of Caspar Coppetti as Co - Chairman expires at the end of the 2025 Annual General Shareholders’ Meeting. Caspar Coppetti is one of the Co - Founders of On and was On Holding AG’s Chairman from 2012 – 2013 and 2018 – 2021. He has served as its Co - Chairman since 2021. The office of Co - Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which Caspar Coppetti has demonstrated in his role to date. The Board of Directors thus wishes for him to continue to exercise this function. 9. Elections of the Members of the Nomination and Compensation Committee Motion: The Board of Directors proposes the election of the following individuals to the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026): 1. Election of Amy Banse 2. Election of Helena Helmersson 3. Election of Alex Pérez Explanations: As the terms of office of the current Nomination and Compensation Committee members expire at the end of the 2025 Annual General Shareholders’ Meeting, the Company is strategically enhancing the committee’s composition. Amy Banse and Alex Pérez, valued members since 2022 and 2021, respectively, will stand for re - election. To further strengthen the committee’s effectiveness and introduce new perspectives, the Board of Directors is pleased to propose Helena Helmersson for election as a new member of the Nomination and Compensation Committee. The Board of Directors has determined that Amy Banse, Helena Helmersson and Alex Pérez are all independent as they each have no material relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of this committee, thus ensuring robust and unbiased oversight of the Company’s executive compensation and governance practices. 10. Re - Election of the Independent Proxy Representative Motion: The Board of Directors proposes to re - elect Anwaltskanzlei Keller AG (CHE - 194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2026). Explanations: The term of office of Anwaltskanzlei Keller AG as Independent Proxy Representative expires at the end of the 2025 Annual General Shareholders’ Meeting. Anwaltskanzlei Keller AG has confirmed to the Board of Directors that it has the independence required to act as Independent Proxy Representative. The Board of Directors wishes to maintain the well - established collaboration. 11. Re - Election of Statutory Auditors Motion: The Board of Directors proposes to re - elect PricewaterhouseCoopers AG (CHE - 106.839.438), in Zurich, as statutory auditors of On Holding AG for a term of office of one year (until the Annual General Shareholders’ Meeting in 2026). Explanations: The term of office of PricewaterhouseCoopers AG as statutory auditors of On Holding AG expires at the end of the 2025 Annual General Shareholders’ Meeting. PricewaterhouseCoopers AG have been the statutory auditors of On Holding AG since 2021 and confirmed to the Board of Directors that they have the independence required to act as its statutory auditors. 12. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Officers 12.1 Consultative Vote on the 2024 Compensation Report Motion: The Board of Directors proposes that the Annual General Shareholders’ Meeting takes note of and endorses the 2024 Compensation Report in a consultative vote. Explanations: The vote on the 2024 Compensation Report is on a non - binding, consultative basis. The 2024 Compensation Report provides an overview of the remuneration principles and programs applicable to the Board of Directors and the Executive Officers, as well as

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 7 2 0 25 details related to their remuneration for the 2024 financial year. The 2024 Compensation Report can be found at investors.on.com/governance. 12.2 Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2026 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 2,000,000 for the non - executive members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their functions as Executive Officers) for the period between this Annual General Shareholders’ Meeting and the next Annual General Shareholders’ Meeting to be held in 2026. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro - rata basis. Explanations: The proposed maximum aggregate compensation is based on external benchmarks and defines the maximum aggregate compensation for the non - executive members of the Board of Directors. The compensation for non - executive members of the Board of Directors consists of an annual base fee and an additional compensation for duties pursued in the committees of the Board of Directors. Further details are outlined in our 2024 Compensation Report. 12.3 Approval of the Maximum Aggregate Compensation for the Executive Officers for the Financial Year 2026 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 30,000,000 for the Executive Officers (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2026. Explanations: The maximum aggregate compensation amount for the Executive Officers is based on external benchmarks and follows a formal analysis conducted by On’s Nomination and Compensation Committee. The proposed increase reflects the insights of this analysis, including the executive pay levels and practices in the defined peer group, anticipated market changes as well as anticipated increases in employer - funded social security costs associated with deferred equity - settled compensation. This adjustment also supports the Company’s strategic shift towards a more long - term compensation model, aligning executive interests with sustained shareholder value. Further details are outlined in our 2024 Compensation Report.

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 8 2 0 25 13. Conversion of Class B Shares to Class A Shares / Amendment of the Article 3, Article 3b and Article 3c of the Articles of Association Motion: The Board of Directors proposes to convert 10,520,820 Class B Shares into 1,052,082 Class A Shares. To effect this, Art. 3 and, related to the conversion, Art. 3b and Art. 3c of the Articles of Association shall be amended as follows (changes underlined), whereby these changes to the Articles of Association shall become effective upon entry with the commercial register (entry in the journal): “Artikel 3 – Aktienkapital und Aktien Das Aktienkapital beträgt CHF 33’699’941.40 und ist eingeteilt in 303’507’746 Namenaktien mit einem Nennwert von je CHF 0.10 (die “Klasse A Aktien” ) und in 334’916’680 Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (die “Klasse B Aktien” ). Das Aktienkapital ist zu 100 % liberiert. “Artikel 3b – Kapitalband für Klasse A Aktien Die Gesellschaft verfügt über ein Kapitalband für Klasse A Aktien zwischen CHF 27 ’ 850 ’ 774 . 60 (untere Grenze) und CHF 32 ’ 850 ’ 774 . 60 (obere Grenze) . Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse A Aktien ermächtigt, bis zum 25 . Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse A Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen oder herabzusetzen. Die Kapitalerhöhung oder - herabsetzung kann durch Ausgabe von bis zu 25’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) bzw. Vernichtung von bis zu 25’000’000 Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands oder durch gleichzeitige Herabsetzung und Wiedererhöhung erfolgen. [Abs. 2 - 6 unverändert] “Artikel 3c – Kapitalband für Klasse B Aktien Die Gesellschaft verfügt über ein Kapitalband für Klasse B Aktien zwischen CHF 3’349’166.80 (untere Grenze) und CHF 3’507’291.80 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse B Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse B Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen. Die Kapitalerhöhung kann durch Ausgabe von bis zu 15’812’500 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder durch eine Erhöhung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands erfolgen. [Abs. 2 - 5 unverändert] Article 3 – Share Capital and Shares The share capital amounts to CHF 33,699,941.40 and is divided into 303,507,746 registered shares with a nominal value of CHF 0.10 each (the “Class A Shares” ) and in 334,916,680 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the “Class B Shares” ). The share capital is paid in at 100%.” Article 3b – Capital Band for Class A Shares The Company has a capital band for Class A Shares between CHF 27,850,774.60 (lower limit) and CHF 32,850,774.60 (upper limit). Within the capital band for Class A Shares, the board of directors is authorized to increase or reduce the share capital once or several times and in any amounts until May 25, 2028, or until an earlier expiry of the capital band for Class A Shares. The capital increase or reduction may be effected by issuing up to 25,000,000 fully paid registered shares with a par value of CHF 0.10 each (Class A Shares) or by cancelling up to 25,000,000 registered shares with a par value of CHF 0.10 each (Class A Shares) or by increasing or reducing the par value of the existing registered shares within the capital band or by a combined capital reduction and capital increase. [para. 2 - 6 unchanged]” Article 3c – Capital Band for Class B Shares The Company has a capital band for Class B Shares between CHF 3,349,166.80 (lower limit) and CHF 3,507,291.80 (upper limit). Within the capital band for Class B Shares, the board of directors is authorized to increase the share capital once or several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class B Shares. The capital increase may be effected by issuing up to 15,812,500 fully paid registered shares with a par value of CHF 0.01 each (voting right shares) (Class B Shares) or by increasing the par value of the existing registered shares within the capital band. [para. 2 - 5 unchanged]”

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 9 2 0 25 Explanation: In connection with the upcoming exit of On’s Co - CEO, Marc Maurer, he will cease to be a party to the shareholders’ agreement between the Company and the individual Class B shareholders. As a result, the remaining Class B Shares held by Marc Maurer shall be converted into Class A Shares. The proposed conversion requires an amendment to the Articles of Association to be resolved by the Annual General Shareholders’ Meeting. The conversion will not affect the remaining Class B Shares. The resulting amendments to Articles 3, 3b and 3c of the Articles of Association as set - out above are necessary, and accordingly, the Board of Directors proposes their approval. *****

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 10 2 0 25 Shareholder Types On differentiates between two types of shareholders, which are described below . The process to vote and/ or attend the Annual General Meeting differs for the respective shareholder type – please ensure you follow the instructions for “Street Name Holders” or “Record Holders” depending on your status: “ Street Name Holders ” are shareholders who hold their shares through a bank, broker, or other organization, and are considered to be “beneficial owners” of those shares. The vast majority of our individual shareholders hold their shares through a bank, broker or other organization and, hence, are considered Street Name Holders. * If you are a “Street Name Holder”, kindly refer to the instructions on p. 11. “ Record Holders ” are shareholders who have their shares registered directly in their own name with On Holding AG’s transfer agent, Computershare. Only very few of our shareholders hold their shares at our transfer agent Computershare and qualify as Record Holders. * If you are a “Record Holder”, kindly refer to the instructions on p. 12. Record of the Resolutions A record of the resolutions taken at the Annual General Shareholders’ Meeting will be published on the Company’s website at investors.on.com in short order following the meeting. Organizational Information Virtual Meeting Consistent with prior years and in line with the ambition to enhance shareholder access and reduce environmental impact, the Annual General Shareholders’ Meeting will be held virtually. Shareholders who wish to attend the Virtual Annual General Shareholders’ Meeting should proceed as set out below under the respective Voting and Registration Instructions section for each Shareholder Type. Eligibility to Vote To attend and vote at the Annual General Shareholders’ Meeting, you must be a shareholder with voting rights by March 24, 2025, at 5:00 p.m. EDT / March 24, 2025, at 10:00 p.m. CEST (the “ Record Date ”), registered in the share register, maintained by our transfer agent, Computershare Trust Company N.A. (“ Computershare ”). Shareholders may vote their shares either by (1) giving voting instructions and authorizations to the Independent Proxy Representative or (2) during their attendance at the Annual General Shareholders’ Meeting (for details refer to the Voting and Registration Instructions sections below applicable to your Shareholder Type). Shareholders who sold their shares prior to the Record Date will not be able to vote and/or attend the Annual General Shareholders’ Meeting. Shareholders who purchase shares between the Record Date and the conclusion of the Annual General Shareholders’ Meeting will not be able to vote and/or attend the Annual General Shareholders’ Meeting. Place image

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 11 2 0 25 The following instructions apply to “Street Name Holders” (see definitions on p. 10). Voting without Attendance Shareholders who do not wish to attend the Annual General Shareholders’ Meeting, and/or prefer to vote their shares in advance of the meeting, may give voting instructions and authorizations to the Independent Proxy Representative, Anwaltskanzlei Keller AG , Splügenstrasse 8, 8002 Zurich, Switzerland, prior to the meeting. The Independent Proxy Representative will be present at the Annual General Shareholders’ Meeting in order to vote on behalf of the shareholders who have provided valid instructions and authorizations. Street Name Holders will receive their proxy card in the mail with a link to “proxyvote.com” to vote their shares online and thereby give voting instructions and authorizations to the Independent Proxy Representative. Street Name Holders who hold shares with a broker or bank that does not allow for voting via proxyvote.com should contact their broker or bank or its designated agent directly and follow the instructions provided. Street Name Holders must submit their electronic voting instructions and authorizations to their broker or bank or its designated agent no later than May 19, 2025, at 4:59 p.m. EDT / May 19, 2025, at 10:59 p.m. CEST. Voting with Attendance Eligible Street Name Holders (see Organizational Information above) who wish to attend the Annual General Shareholders’ Meeting and who wish to vote their shares on the day of the meeting are encouraged to register for virtual participation, which can be done by adhering to the following steps: 1) Obtain a signed legal proxy To attend the Annual General Shareholders’ Meeting, Street Name Holders must first receive a signed legal proxy from their broker, bank, nominee or other custodian that authorizes them to vote their shares.. Note: Each brokerage firm and bank has its own procedures regarding how shareholders can obtain a legal proxy, and you are encouraged to contact your brokerage firm or bank directly and follow the instructions provided. For many international brokers, banks, nominees or other custodians, a signed legal proxy can be requested directly through proxyvote.com , by logging in with your control number or your account information. Street Name Holders who have not obtained a legal proxy from their broker or custodian are not entitled to vote or attend the Annual General Shareholders’ Meeting. Each Street Name Holder is therefore encouraged to initiate the request for a signed legal proxy as early as possible and contact their broker, bank, nominee or other custodian in case of any issues in obtaining the respective documentation. 2) Request a personal access code Once the signed legal proxy has been obtained, Street Name Holders may request a personal access code for the Annual General Shareholders’ Meeting by e - mailing the following documentation to on@devigus.com : — A copy of the signed legal proxy; — A copy of an identification document (such as a government - issued ID), shareholders representing an entity should also present a valid authorization by such entity; and — A copy of a proof of share ownership. For Street Name Holders, proof of share ownership is an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the Record Date (March 24 , 2025 ) . The above documents must be provided by e - mail before May 20, 2025, at 4:59 p.m. EDT / May 20, 2025, at 10:59 p.m. CEST to ensure a timely registration. Once the above documents are all provided, an access code will be returned by e - mail in short order. 3) Register participation Once the personal access code is received, shareholders must register for their participation in the virtual Annual General Shareholders’ Meeting by creating an account on the virtual platform. To register, please access the link received with your personal access code (or log in using your personal access code at gvmanager - live.ch/on ) and create an account using your email address. Prompt registration after receipt of the personal access code is recommended. The registration must be completed no later than May 20, 2025, at 11:59 p.m. EDT / May 21, 2025, 5:59 a.m. CEST . Access to the Annual General Shareholders’ Meeting may not be guaranteed for registrations after that time. For any issues during the registration on the platform, kindly refer to the Frequently Asked Questions section of this invitation. For additional organizational information regarding the attendance of the Virtual Annual General Meeting (incl. joining instructions, requests to speak etc.), kindly refer to the Attending and Participating in the Virtual Annual General Shareholders’ Meeting section starting on p. 13. Voting and Registration Instructions – Street Name Holders

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 12 2 0 25 The following instructions apply to “Record Holders” (see definitions on p. 10). Voting without Attendance Eligible Record Holders who wish to vote, but do not wish to attend the Annual General Shareholders’ Meeting may give voting instructions and authorizations to the Independent Proxy Representative, Anwaltskanzlei Keller AG , Splügenstrasse 8, 8002 Zurich, Switzerland prior to the meeting. The Independent Proxy Representative will be present at the Annual General Shareholders’ Meeting in order to vote on behalf of the shareholders who have provided valid instructions and authorizations. Record Holders will receive the notice of the Annual General Shareholders’ Meeting (the “ Notice ”) directly from Computershare. The Notice will contain access information for the Computershare portal www.investorvote.com/onon , by which Record Holders may give voting instructions and authorizations to the Independent Proxy Representative. Record Holders may also give voting instructions and authorizations to the Independent Proxy Representative through Computershare by mail, using a proxy card. Record Holders may order a copy of this invitation and a proxy card as indicated in the Notice. Record Holders should send their completed and signed proxy card to Computershare at the following address: By Mail: Compu t e r sha r e PO Box 43101 Providence, RI 02940 U.S.A. Electronic voting instructions and proxy cards must be received by Computershare no later than May 19, 2025, at 4:59 p.m. EDT / May 19, 2025, at 10:59 p.m. CEST. Once received by Computershare, voting instructions may not be changed by the Record Holder. Should Computershare receive voting instructions from the same Record Holder both electronically and in writing, only the electronic instructions will be taken into account. Voting and Registration Instructions – Record Holders Voting with Attendance Record Holders that are eligible to vote (see Organizational Information above) may register for virtual participation at On’s Annual General Meeting, which can be done by adhering to the following steps: 1) Request a personal access code A Record Holder may request a personal access code for the Annual General Shareholders’ Meeting by e - mailing the following documentation to on@devigus.com : — A copy of your Notice; and — A copy of an identification document (such as a government - issued ID), shareholders representing an entity should also present a valid authorization by such entity. The above documents must be provided by e - mail before May 20, 2025, at 4:59 p.m. EDT / May 20, 2025, at 10:59 p.m. CEST to ensure a timely registration. Once all of the above documents are provided, an access code will be returned by e - mail in short order. 2) Register participation Once the personal access code is received, shareholders must register for their participation in the virtual Annual General Shareholders’ Meeting by creating an account on the virtual platform. To register, please access the link received with your personal access code (or log in using your personal access code at gvmanager - live.ch/on ) and create an account using your email address. Prompt registration after receipt of the personal access code is recommended. The registration must be completed no later than May 20, 2025, at 11:59 p.m. EDT / May 21, 2025, 5:59 a.m. CEST . Access to the Annual General Shareholders’ Meeting may not be guaranteed for registrations after that time. For any issues during the registration on the platform, kindly refer to the Frequently Asked Questions section of this invitation. For additional organizational information regarding the attendance of the Virtual Annual General Meeting (incl. joining instructions, requests to speak etc.), kindly refer to the Attending and Participating in the Virtual Annual General Shareholders’ Meeting section starting on p. 13.

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 13 2 0 25 Attending and Participating in the Virtual Annual General Shareholders’ Meeting Shareholders can only be admitted to the virtual Annual General Shareholders’ Meeting if they have previously successfully followed the registration process for Street Name Holders or Record Holders as described in detail starting on p. 11 of this invitation. Upon completion of the registration process, it is recommended for shareholders to test a successful login to the platform at least once prior to the virtual Annual General Shareholders’ Meeting. Login to the Virtual Annual General Shareholders’ Meeting On the day of the Annual General Shareholders’ Meeting, in order to attend, shareholders must log in on the Devigus platform under gvmanager - live.ch/on by entering the email address used during the initial account creation and registration process (as described in the section titled How can I register? ). You will receive a verification code via email - please click “Confirm” and then click on “Enter Online AGM”. Online access to the virtual Annual General Shareholders’ Meeting will open 60 minutes before the start of the meeting and shareholders are free to log in at any time during the Annual General Shareholders’ Meeting. Requests to Speak at the Annual General Shareholders’ Meeting Shareholders may request to speak or ask questions at the Annual General Shareholders’ Meeting to a specific agenda item. It is recommended that shareholders who wish to speak register their intention to speak and their questions on the Devigus platform gvmanager - live.ch/on . This can be done by using the email address used during the initial registration process ahead of the Annual General Shareholders’ Meeting and by indicating the agenda item to which they wish to speak and including a brief summary of their question or content of their speech. Shareholders may pre - register their questions or speech at any time before the start of the Annual General Shareholders’ Meeting. Shareholders may also request to speak during the Annual General Shareholders’ Meeting. The identification verification process for such spontaneous speakers may take a few minutes and may require that the Annual General Shareholders’ Meeting is paused during that time. As such, you are highly encouraged to complete the identification verification process in advance of the Annual General Shareholders’ Meeting. Shareholders who wish to speak or ask questions at the Annual General Shareholders’ Meeting will be asked to identify themselves in a one - on - one authentication process by showing a government - issued ID. Speakers representing an entity should also present a valid authorization by such entity. Shareholders who wish to speak must ensure that the device from which they have logged into the Annual General Shareholders’ Meeting has sufficient audio and video capabilities for the shareholder to be well seen and heard at the meeting. Shareholders logged in on a device without audio and video capabilities will not be permitted to speak. Power of Attorney to Third Parties Shareholders (Record Holders or Street Name Holders) who wish to appoint another person to represent them at the virtual Annual General Shareholders’ Meeting may request a personal access code for their representative on the Devigus platform gvmanager - live.ch/on by clicking on the option “Grant third party proxy”. A shareholder who wishes to grant a proxy must enter the details (full name, e - mail address, mobile phone number) of the authorized representative who will then receive their own personal access code in order to register their profile on the Devigus platform. The feature “Grant third party proxy” does not require that the shareholder who is represented creates an account. You may contact investor relations via investorrelations@on.com with any questions regarding how to attend, speak and vote at the Annual General Shareholders’ Meeting. On Holding AG reserves the right to deny admission to the Annual General Shareholders’ Meeting to any shareholder who does not present a valid notice, an identification document (such as a government - issued ID) or any other required document described in this document.

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 14 2 0 25 How can I register? To start the one - time registration process, please click on the access code you receive from Devigus and click on “Register Online Participation”. Enter your email address and click “Register”. You will receive a verification code via email. Enter the code and click “Submit” (if you don’t receive the confirmation email, please check your spam folder). Enter your mobile phone number and click “Register Online Participation”. You will receive a verification code via SMS. Enter the code and click “Submit”. We recommend that you test at least one successful login before the actual Annual General Shareholders’ Meeting starts, to have enough time in case any support may be needed. Can I vote my shares without attending the Virtual Annual General Shareholders’ Meeting? If you wish to vote your shares without attending the Virtual Annual General Shareholders’ Meeting, please refer to the section “ Voting without Attendance ” under the Voting and Registration Instructions specific to your shareholder type (see definitions on p. 10). Can I attend the Virtual Annual General Shareholders’ Meeting by using my individual shareholder number received from Computershare (Record Holders) or my broker or bank (Street Name Holders)? Shareholders may not log into the Virtual Annual General Shareholders’ Meeting using their individual shareholder number but instead must receive a separate personal access code from Devigus prior to the Virtual Annual General Shareholders’ Meeting. For details, please see the relevant section titled Registration for Attendance at the Virtual Annual General Meeting on p. 11 for Street Name Holders and on p. 12 for Record Holders respectively. Please Note: to log into the Annual General Shareholders’ Meeting, you will need to register with Devigus once you have received your personal access code before the deadline (May 20, 2025, at 11:59 p.m. EDT / May 21, 2025, 5:59 a.m. CEST) . For details please see the section titled How can I register? above. How can I receive my personal access code in order to register for the Virtual Annual General Shareholders’ Meeting? You may obtain your personal access code by e - mailing on@devigus.com . The documents and proof of share ownership you must include in your request depend on whether you are a Record Holder or a Street Name Holder. If you are a Record Holder, you must provide a copy of: (1) your Notice; and (2) your government - issued ID, shareholders representing an entity should also present a valid authorization by such entity. If you are a Street Name Holder, you must provide copies of: (1) the signed legal proxy from your broker, bank, nominee or other custodian that authorizes you to vote your shares; (2) your government - issued ID; and (3) proof of ownership. For more details please see the relevant section titled Registration for Attendance at the Virtual Annual General Meeting on p. 11 for Street Name Holders and on p. 12 for Record Holders respectively. Are there any deadlines in order to receive the personal access code from Devigus and register my profile on the Devigus platform in time for the Virtual Annual General Shareholders’ Meeting? Yes . Your request to receive a personal access code must be received by May 20 , 2025 , at 4 : 59 p . m . EDT / May 20 , 2025 , at 10 : 59 p . m . CEST . You must then register your profile under gvmanager - live . ch/on no later than May 20 , 2025 , at 11 : 59 p . m . EDT / May 21 , 2025 , 5 : 59 a . m . CEST . What do I need to bring to the Virtual Annual General Shareholders’ Meeting? To attend the meeting, you must: (1) log into the Devigus platform gvmanager - live.ch/on using the email address used during the initial account creation and registration process (see the section titled How can I register? above); and (2) enter the code you will receive via email, which acts as a second factor authentication each time you log in. If you do not request your personal access code or if you do not register on the Devigus platform in advance of the deadlines noted above, you are not guaranteed to attend the Annual General Shareholders’ Meeting . How can I ask questions and speak at the Virtual Annual General Shareholders’ Meeting? If you wish to speak or ask questions to a specific agenda item at the Annual General Shareholders’ Meeting, you must identify yourself by showing a government - issued ID, and with respect to speakers representing an entity, a valid authorization by such entity. If you are unable to present a government - issued ID during the Virtual Annual General Shareholders’ Meeting that confirms your identity, you will not be able to speak at the Annual General Shareholders’ Meeting. If you wish to speak or ask questions at the Annual General Shareholders’ Meeting, we recommend that you register your intention to speak and details of your questions prior the Annual General Shareholders’ Meeting on the Devigus platform gvmanager - live.ch/on using the email address used during the initial registration process by clicking the button “Register Request to Speak”. It is also possible for last minute speakers to request to speak during the Annual General Shareholders’ Meeting by clicking the button “Request to Speak”. Shareholders who wish to speak at the Annual General Shareholders’ Meeting must identify themselves in a one - on - one authentication process by way of a separate virtual call during which such shareholder will be asked to identify themselves by showing a government - issued ID Frequently Asked Questions regarding the Virtual Annual General Shareholders’ Meeting

ON HOLDING AG ANNUAL GENERAL SHAREHOLDERS’ MEETING 15 2 0 25 and, if applicable, a valid entity authorization. Shareholder questions or comments are welcome, but we will only answer questions pertinent to the agenda items, subject to time constraints. Questions or comments that are substantially similar may be grouped and answered together to avoid repetition. How can I vote my shares at the Virtual Annual General Shareholders’ Meeting? Shareholders can vote their shares prior to the meeting as described in the relevant section titled Voting without Attendance on p. 11 for Street Name Holders and on p. 12 for Record Holders respectively. Shareholders who have not voted their shares prior to the meeting or who wish to change their vote will be able to vote their shares electronically at the meeting if they have followed the procedures to receive a personal access code and have registered with Devigus. If a Street Name Holder who has already voted its shares requests legal proxy from their bank, broker or other organization to attend the meeting, any votes that have previously been submitted by such Street Name Holder will be disregarded and not counted. Such Street Name Holder may then only vote its shares at the Virtual Annual General Shareholders’ Meeting. Record Holders who have already voted their shares and subsequently request a personal access code to attend the meeting, should vote their shares at the Virtual Annual General Shareholders’ Meeting. If they fail to attend the meeting, votes already submitted by such Record Holders prior to the meeting shall not be considered. During the Virtual Annual General Shareholders’ Meeting, shareholders may vote on each agenda item during the applicable voting window by clicking the voting buttons for “Yes”, “Abstention” and “No”, which will automatically pop - up during the meeting when the vote opens. Votes may be modified during each open voting window. Not clicking on any of the voting buttons during a voting window will be considered an abstention. If a shareholder leaves the Devigus platform during the meeting, such shareholder will no longer be considered present at the meeting and their shares will not be counted for future votes until the shareholder re - enters the meeting by logging back into gvmanager - live.ch/on using the email address used during the initial registration process. When can I access the Virtual Annual General Shareholders’ Meeting and who should I contact if I have technical issues? You may log into the meeting after 1:00 p.m. CEST on May 22, 2025 and the meeting will begin promptly at 2:00 p.m. CEST. We recommend that you log in before the meeting starts to allow time to check your internet connection, confirm your browser is up - to - date, and ensure you can hear the streaming audio. If you experience any technical difficulties accessing the meeting or during the meeting, please call the toll - free technical support number +41 (0)41 798 48 00 for assistance. Ahead of the meeting, you may contact the technical support during Swiss office hours (9:00 a.m. – 5:00 p.m. CEST). If there are any technical issues in convening or hosting the meeting, we will promptly post information on investors.on.com , including information on when the meeting will be reconvened. In case of technical issues that are only temporary, we may instead take a short break and we may ask you to log - out and log back in at a later time on the day of the meeting. For questions regarding the Devigus platform, please follow the support instructions on gvmanager - live.ch or contact Devigus via e - mail ( info@gvmanager - live.ch ). Availability of Materials This invitation to the Annual General Shareholders’ Meeting including the explanations to the agenda items is available online at investors.on.com . The Annual Reports for the fiscal year 2024 (including the 2024 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors’ Reports) as well as the report on non - financial matters are available electronically on On Holding AG’s website at investors.on.com . Contact Address On Holding AG Förrlibuckstrasse 190 8005 Zurich Switzerland Investor Relations Jerrit Peter i n v es t or r el a tions@on.com